Exhibit 99.1

Caravelle International Group Holds Annual General Meeting

Hong Kong, January 3, 2025 / PRNewswire — Caravelle International Group (NASDAQ: HTCO)(the “Company”), a global ocean technology company, today announced that the Company’s annual shareholder meeting was held on January 3, 2025.

At the Annual Meeting, the shareholders voted to approve (1) the proposed change of the name of the Company from “Caravelle International Group” to “High-Trend International Group,” (2) the proposed re-designation and re-classification of 497,500,000 ordinary shares of a par value of US$0.0001 each in the capital of the Company (including all of the issued and outstanding shares) as 497,500,000 Class A Ordinary Shares, and a proposed re-designation and re-classification of 2,500,000 unissued ordinary shares of a par value of US$0.0001 each in the capital of the Company as 2,500,000 Class B Ordinary Shares, so that the authorized share capital of the Company is US$50,000 divided into 497,500,000 Class A Ordinary Shares of a par value of US$0.0001 each and 2,500,000 Class B Ordinary Shares of a par value of US$0.0001 each, each with the rights, privileges, preferences and restrictions set out in the Amended M&A (as defined below), (3) the proposed second amended and restated memorandum and articles of association of the Company (the “Amended M&A”), and (4) the proposed removal of Mr. Guohua Zhang as a director of the Company.

The Company also presented to its shareholders the Company’s financial information for the fiscal year ended October 31, 2023 and afforded the shareholders the opportunity to discuss Company affairs with management.

About Caravelle International Group

Caravelle is a global ocean technology company with businesses in international shipping and marine carbon neutrality. The company is committed to improving shipping efficiency through innovative technologies and promoting sustainable development in the industry.

Forward Looking Statements

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Such statements include, but are not limited to risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2023. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Caravelle International Group

Office Unit 1125, 11/F, Lee Garden One, 33 Hysan Ave,

Causeway Bay,

Hong Kong

Attention: Tracy Xia

Email: tracyxia@htcoint.com